Filed Pursuant to Rule 253(g)(1)

File No. 024-11446

CW PETROLEUM CORP

$50,000,000

66,666,666 SHARES OF COMMON STOCK

$0.75 PER SHARE

This is the offering of securities of CW Petroleum Corp, a Wyoming corporation (the “Company,” “CW,” “we,” “our” and “us”). We are offering for sale a total of 66,666,666 shares of our Common Stock at a fixed price of $0.75 per share (the “Shares”) in a “Tier 2 Offering” under Regulation A (the “Offering”).

The Offering will terminate at the earlier of: (1) the date at which 66,666,666 Shares have been sold, (2) the date which is one year after this Offering being re-qualified by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), subject to a 60-day extension at the discretion of the Company, or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). This Offering is being conducted on a “best efforts” basis without any minimum offering amount pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings.

Subscriptions are irrevocable and the purchase price is non-refundable, as expressly stated in this Offering Circular. The proceeds of this Offering will not be placed into an escrow account. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we shall immediately deposit said proceeds into our bank account and may utilize the proceeds immediately in accordance with the “Use of Proceeds.”

The Company, by determination of the board of directors of the Company, in its sole discretion, may issue Common Stock under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. The aggregate Offering price is to be based on the price at which the Common Stock is offered for cash. Any portion of the aggregate Offering price or aggregate sales attributable to cash received in a foreign currency will be translated into United States currency at a currency exchange rate in effect on, or at a reasonable time before, the date of the sale of the Common Stock. If the Common Stock is not sold for cash, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under How to calculate your net worth elsewhere in this Offering Circular). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

We expect to commence the offer and sale of the Shares as of the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the SEC. Our Common Stock is quoted on the OTC Markets under the symbol “CWPE.”

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

	Maximum Number of Shares	Offering Price	Commissions(3)	Net Proceeds to the Company before expenses(4)
Per Share(1)(2)	66,666,666	$0.75	-	$50,000,000
Total	66,666,666		-	$50,000,000

(1)	We are offering shares on a continuous basis.

(2)	This is a “best efforts” offering. The proceeds of this Offering will not be placed into an escrow account. We will offer the Shares on a best efforts basis primarily through our website. Upon the approval of any subscription to this Offering Circular, we shall immediately deposit said proceeds into our bank account and may dispose of the proceeds in accordance with the “Use of Proceeds.” See “THE OFFERING.”

(3)	We have not entered into any broker-dealer agreement as of the date of this Offering. We may enter into a broker-dealer agreement with a registered FINRA for the administration of this Offering.

(4)	Excludes estimated total offering expenses, will be approximately $19,300 assuming the maximum Offering amount is sold.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE SECURITIES UNDERLYING THIS OFFERING STATEMENT MAY NOT BE SOLD UNTIL QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL, NOR SOLICITING AN OFFER TO BUY, ANY SHARES OF OUR COMMON STOCK IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WHICH WE REFER TO AS THE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO (2) BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

The date of this Offering Circular is March 25, 2021

2

TABLE OF CONTENTS

3

OFFERING CIRCULAR SUMMARY

About CW Petroleum Corp

CW Petroleum Corp., a Texas corporation, was originally founded by Christopher Williams and began operations in 2011. CW Petroleum Corp, a Wyoming corporation, was incorporated in April 2018 and has acquired the Texas corporation as a wholly-owned subsidiary. We supply and distribute Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users. We intend to sell directly to consumers using fuel stations at convenience stores when we have the resources to do so.

Summary of the Offering

The Issuer:	CW Petroleum Corp., a Wyoming corporation.

Securities Offered:	A maximum of 66,666,666 shares. There is no minimum number of shares that must be sold by us for the Offering to close.

Number of shares of Common Stock outstanding before the Offering:	13,304,065 shares of Common Stock issued and outstanding as February 8, 2021.

Number of shares of Common Stock to be outstanding after the Offering:	79,970,731 shares of Common Stock, if the maximum amount of Shares are sold.

Price per Share:	$0.75.

Maximum Offering amount:	66,666,666 shares at $0.75 per share, or $50,000,000 (See “Distribution.”)

Trading Market:	Our Common Stock is trading on the OTCQB under the symbol “CWPE.”

Use of Proceeds:	See “Use of Proceeds” below.

Termination of the Offering:	The Offering will terminate at the earlier of: (1) the date at which 66,666,666 Shares have been sold, (2) the date which is one year after this Offering is re-qualified by the SEC, subject to a 60-day extension at our sole discretion, or (3) the date on which this Offering is earlier terminated by us, in our sole discretion.

Risk Factors:

The purchase of our common stock involves a high degree of risk. The common stock offered in this Offering Circular is for investment purposes only.

Please refer to the sections entitled “Risk Factors” and “Dilution” before making an investment in this Offering.

4

RISK FACTORS

You should be aware that there are various risks to an investment in our Common Stock. You should carefully consider these risk factors, together with all of the other information included in this Offering Circular, before you decide to invest in shares of our Common Stock.

If any of the following risks were to develop, then our business, financial condition, results of operations and/or prospects could be materially adversely affected. If that happens, the market price of our Common Stock could decline, and investors may lose all or part of their investment.

Risks Related to our Business

A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our facilities and customers could adversely impact our business.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak of respiratory illness caused by a novel coronavirus (COVID-19) first identified in Wuhan, Hubei Province, China, or other public health crisis were to affect our markets or facilities, or our customers, our business could be adversely affected. Consequences of the coronavirus outbreak are resulting in disruptions in or restrictions on our ability to travel. If such an infectious disease broke out at our office, facilities or work sites, our operations may be affected significantly, our productivity may be affected, and we may incur increased costs. If the persons and entities with which we contract are affected by an outbreak of infectious disease, we may incur increased costs. If our subcontractors with whom we work were affected by an outbreak of infectious disease, our labor supply may be affected and we may incur increased labor costs. In addition, we may experience difficulties with certain suppliers or with vendors in our supply chains, and our business could be affected if we become unable to procure essential equipment, supplies or services in adequate quantities and at acceptable prices.

Further, an infectious outbreak may cause disruption to the U.S. economy, or the local economies of the markets in which we operate, increase costs associated with our business, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our markets or its facilities is difficult to predict and could adversely impact our business. In response to the COVID-19 situation, federal, state and local governments (or other governments or bodies) are considering placing, or have placed, restrictions on travel and conducting or operating business activities. At this time those restrictions are very fluid and evolving. We have been and will continue to be impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, we cannot predict the overall impact of such restrictions on us, our customers, our subcontractors, and others with whom we work or the overall economic environment. As such, the impact these restrictions may have on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material. In addition, due to the speed with which the COVID-19 situation is developing and evolving, there is uncertainty around its ultimate impact on public health, business operations and the overall economy; therefore, the negative impact on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material.

There are doubts about our ability to continue as a going concern.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

5

We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. We anticipate raising additional funds through public or private financing, strategic relationships or other arrangements in the near future to support our business operations; however, we may not have commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital, when needed, could limit our ability to continue our operations. Our ability to obtain additional funding will determine our ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance, results of operations and stock price and require us to curtail or cease operations, sell off our assets, seek protection from our creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary, to raise additional funds, and may require that we relinquish valuable rights. Please see Financial Statements – Note 2 - Going Concern for further information.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced a net profit and may not in the near future, if at all. While we expect revenue to grow, we have not achieved profitability and cannot be certain that we will be able to sustain our current growth rate or realize sufficient revenue to achieve profitability. Our ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below revenue levels in order to achieve positive cash flows, none of which can be assured.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we will need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

●	Establish definitive business strategies, goals and objectives;

●	Maintain a system of management controls; and

●	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition, or operating results could be materially harmed, and our stock price may decline.

We are and will continue to be completely dependent on the services of our CEO, Christopher Williams, the loss of whose services may cause our business operations to cease, and we will need to engage and retain qualified employees and consultants to further implement our strategy.

Our operations and business strategy are completely dependent upon the knowledge and business connections of Christopher Williams. If Mr. Williams should choose to leave us for any reason or if he becomes ill and unable to work for an extended period of time before we have hired additional personnel, our operations will likely stagnate or fail. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described herein. We will fail without the services of Christopher Williams or an appropriate replacement(s).

6

Many of our competitors have significantly greater financial and marketing resources than do we.

Many of our competitors have significantly greater financial and marketing resources than do we. Many of these competitors have sophisticated management, are in a position to purchase inventory at the lowest prices and have the ability to advertise in a wide variety of media, including television. Their products are also already well known in the marketplace. There are no assurances that our brand will be successful.

Our CEO, Christopher Williams, has no experience managing a public company and no meaningful financial reporting education or experience and, accordingly, our ability to meet our reporting requirements on a timely basis will be dependent to a significant degree upon third party consultants and advisors.

Christopher Williams has no experience managing a public company and no meaningful financial reporting education or experience. He is and will be heavily dependent on engaging and dealing with outside professional advisors, primarily lawyers and financial advisors/accountants who are and will not be affiliated with our independent auditors. We have no formal arrangements with professionals to help Mr. Williams and cannot provide any assurances that we will be able to establish arrangements with professionals on terms or costs that are acceptable or affordable to us.

We may decide to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, which would require us to incur accounting and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to fund our operations and may prevent us from meeting our normal business obligations.

We may elect to become subject to file periodic reporting requirements of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. In order to comply with these regulations, our independent registered public accounting firm would have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel or other professional would have to review and assist in the preparation of such reports. The future costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys.

We do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

We have only three directors, two of whom are also officers. Our two officers are related.

We have only three directors, two of whom are also officers and are related to each other as father and son. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like the decisions of the CEO, compensation or audit issues.

Until we have a larger board of directors which would include some independent members, if ever, there will be limited oversight of our CEO’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Various regulatory and economic matters may impact our business.

Federal and local governments may pass laws or impose regulations that could negatively impact the demand for oil-based products. We would have no control over these laws or regulations.

7

It is also possible that increased drilling will one day result in large supplies of fuel being available resulting in increased competition and significantly lower prices. We would have no control over these conditions.

Pandemics, natural disasters and geo-political events could adversely affect our business.

Pandemics, natural disasters, including hurricanes, cyclones, typhoons, tropical storms, floods, earthquakes and tsunamis, weather conditions, including winter storms, droughts and tornadoes, whether as a result of climate change or otherwise, and geo-political events, including civil unrest or terrorist attacks, that affect us, or other service providers, could adversely affect our business.

Risks Related to Our Common Stock and the Offering

Our Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

You will experience immediate and substantial dilution as a result of this Offering.

You will incur immediate and substantial dilution as a result of this Offering. Investors may be diluted by a significant percentage of their purchase value depending on how many shares are sold.

Shareholders may be diluted significantly because of the issuance of convertible financial instruments through our efforts to obtain financing and satisfy obligations through issuance of additional shares of our common stock.

We have no committed source of financing. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations or other products. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders may further dilute common stock book value, and that dilution may be material.

The interests of shareholders may be hurt because we can issue shares of our common stock to individuals or entities that support existing management with such issuances serving to enhance management’s ability to maintain control of our Company.

Our management owns a significant majority of outstanding shares. In addition, our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued common shares. Such issuances may be issued to parties or entities committed to supporting existing management and the interests of existing management which may not be the same as the interests of other shareholders. Although transactions, other than those described in this Offering Circular, are not currently being contemplated or discussed, our ability to issue shares without shareholder approval serves to enhance existing management’s ability to maintain control of our Company or participate in other transactions, including entering into possible business combinations, without the support of other shareholders.

Our management controls all corporate activities and can approve all transactions, including mergers, without the approval of other shareholders.

Our management holds preferred shares that give it the right to 100 votes per share and there are 1,000,000 shares of Series A Preferred Stock issued. Therefore, our management effectively controls all corporate activities and can approve transactions, including possible mergers, issuance of shares and compensation levels, without the approval of other shareholders. The decisions of our management may not be consistent with or in the best interests of other shareholders.

8

Our Articles of Incorporation provide for indemnification of officers and directors at our expense and limit their liability that may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Articles of Incorporation, as amended, provide that we indemnify our officers and directors to the fullest extent allowed under the laws of the State of Wyoming.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”), and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control.

Our Articles of Incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. Thus, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

The ability of our management to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs.

Our management beneficially owns 1,000,000 shares of Series A Preferred Stock that grants each holder 100 votes per share in all shareholder matters. Because of this beneficial stock ownership, our management is in a position to continue to elect our board of directors, decide all matters requiring stockholder approval, including potential mergers or business changes, and determine our policies. The interests of our management may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The other shareholders would have no way of overriding decisions made by our management. This level of control may also have an adverse impact on the market value of our shares because our management may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

9

The price of our common stock may continue to be volatile.

The trading price of our common stock has been and is likely to remain highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control or unrelated to our operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere, these factors include: the ongoing COVID-19 pandemic, the operating performance of similar companies; the overall performance of the equity markets; the announcements by us or our competitors of acquisitions, business plans, or commercial relationships; threatened or actual litigation; changes in laws or regulations relating to our business; any major change in our board of directors or management; publication of research reports or news stories about us, our competitors, or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts; large volumes of sales of our shares of common stock by existing stockholders; and general political and economic conditions.

In addition, the stock market in general, and the market for developmental related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies’ securities. This litigation, if instituted against us, could result in very substantial costs; divert management’s attention and resources; and harm our business, operating results, and financial condition.

Our common stock is thinly traded, so our stockholders may be unable to sell at or near ask prices or at all if they need to sell their shares to raise money or otherwise desire to liquidate their shares.

Our common stock has historically been sporadically traded on the OTCQB, meaning that the number of persons interested in purchasing our shares at, or near ask prices at any given time, may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as us or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer, which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give shareholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for our common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history, which could lead to wide fluctuations our share price. The price at which a shareholder purchases our shares may not be indicative of the price that will prevail in the trading market. Our shareholders may be unable to sell their common shares at or above the purchase price, which may result in substantial losses to our shareholders.

The market for our shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares are sold into the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of significant revenue or profit to date, and the uncertainty of future market acceptance for our products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results, government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures, our capital commitments, and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

10

Our shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, our management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The possible occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

●	the unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

●	our ability to integrate operations, technology, products and services;

●	our ability to execute our business plan;

●	operating results below expectations;

●	our issuance of additional securities, including debt or equity or a combination thereof;

●	announcements of technological innovations or new products by us or our competitors;

●	loss of any strategic relationship;

●	industry developments, including, without limitation, changes in competition or practices;

●	economic and other external factors;

●	period-to-period fluctuations in our financial results; and

●	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

11

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market, in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then it may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and, as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our shareholders to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of a “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

12

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our common stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for us, with our small market capitalization, to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover us and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

For all the foregoing reasons and others set forth herein, an investment in our securities in any market which may develop in the future involves a high degree of risk.

USE OF PROCEEDS

We will apply the proceeds from the Offering as follows, assuming the maximum Offering is raised:

●	Purchase of inventory and working capital ($20,000,000);

●	Establishment of fuel blending facilities ($5,000,000);

●	Acquisition of fuel trucks and equipment ($5,000,000); and

●	Establishment of convenience store network ($20,000,000).

If the entire offering is not completed, we will use the proceeds in the sequence of items listed above. The most important near-term items are increasing availability to more pipelines and having greater amounts of inventory to blend and sell. If insufficient funds are raised in the offering to establish convenience stores, we believe that an increase in inventory and access to more pipelines will enable us to increase sales sufficiently so as to permit us to find other financing sources for the development of the convenience stores. We will not undertake projects requiring cash outlays until and unless revenues or resources are sufficient to cover such outlays.

No proceeds will be used to compensate or otherwise make payments to our officers or directors.

Our plans may be modified depending on the factors set forth in the paragraph above or because of unexpected operating issues arising.

THE OFFERING

We are offering a total of 66,666,666 shares of common stock for sale at a fixed price of $0.75 per share. There is no minimum number of shares that must be sold by us for the offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold.

13

The Offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. We will not initially sell the Shares through commissioned broker-dealers but may do so after the commencement of the Offering. Any such arrangement will add to our expenses in connection with the Offering. If we engage one or more commissioned sales agents or underwriters, we will amend this Form 1-A to describe the arrangement. No compensation will be paid to any principal, the officers, or any affiliated company or party with respect to the sale of the Shares. This means that no compensation will be paid with respect to the sale of the Shares to our officer or directors. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they (a) perform substantial duties at the end of the offering for the issuer; (b) are not broker dealers; and (c) do not participate in selling securities more than once every 12 months, except for any of the following activities: (i) preparing written communication, but no oral solicitation; or (ii) responding to inquiries provided that the content is contained in the applicable registration statement; or (iii) performing clerical work in effecting any transaction. Neither we, our officers or directors, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are, therefore, not brokers nor are they dealers.

Funds tendered by investors will be will be immediately available to us. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit cards or ACH transfer directly to the bank account established for this Offering or deliver checks made payable to “CW Petroleum Corp.” Subscribers have no right to a return of their funds unless we reject a subscription agreement within ten days of tender, in which event investor funds held in our account will promptly be refunded to each investor without interest. We may terminate the Offering at any time for any reason at our sole discretion and may extend the Offering past the Termination Date for up to 60 days at our sole discretion and in accordance with the rules and provisions of Regulation A. It is expected that all subscriptions will be processed through our website, www.cwpetroleumcorp.com.

After the Offering Statement has been qualified by the SEC, we will accept tenders of funds to purchase the Shares. We do not intend to use an escrow agent as this is a “best efforts” offering and funds will be available immediately to us for use.

We initially will use our existing website, www.cwpetroleumcorp.com, to provide notification of the Offering. This Preliminary Offering Circular will be furnished to prospective investors via download 24 hours per day, seven days per week, on the www.cwpetroleumcorp.com website.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation to the effect that, if you are not an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

We may engage a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), to perform the following administrative and technology related functions in connection with this Offering, but not for underwriting or placement agent services:

●	Accept investor data from us;

●	Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering (“AML”), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

●	Review subscription agreements received from prospective investors to confirm they are complete;

●	Advise us as to permitted investment limits for investors pursuant to Regulation A;

●	Contact us and/or our agents, if needed, to gather additional information or clarification from prospective investors;

●	Provide us with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

●	Serve as registered agent where required for state blue sky requirements;

14

●	Transmit data to the Company’s transfer agent in the form of book-entry data for maintaining our responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping; and

●	Keep investor details and data confidential and not disclose to any third party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML); and comply with any required FINRA filings including filings required under Rule 5110 for the Offering.

Funds will be deposited in an account and will be made immediately available to us. No escrow account will be utilized. If a subscription is rejected, funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber by us. All inquiries regarding this offering should be made directly to us.

This Offering will commence upon qualification by the SEC and will terminate at the earlier of: (1) the date at which 66,666,666 Shares have been sold, (2) the date which is one year after this Offering being re-qualified by the SEC, subject to a 60-day extension at the discretion of the Company, or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). Funds received from investors will be counted towards the Offering only if the form of payment, such as a check, clears the banking system and represents immediately available funds held by us prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by us.

If you decide to subscribe for any Common Stock in this Offering, you must deliver an acceptable form of payment for acceptance or rejection. The minimum investment amount for a single investor is in the cumulative principal amount of $500. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the investor.

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the investor, without interest or deductions.

Pricing of the Offering

The Offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. In determining the Offering price, management considered such factors as the prospects, if any, for similar companies, anticipated results of operations, present financial resources and the likelihood of acceptance of this Offering. No valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our securities will continue or that the securities will ever trade at a price equal to or higher than the Offering price.

Investment Limitations

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under How to calculate your net worth elsewhere in this Offering Circular). Different rules apply to “accredited investors” and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

15

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an “accredited investor:”

●	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under How to calculate your net worth);

●	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the Company;

●	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $3,600,000;

●	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

●	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an “accredited investor;”

●	You are a trust with total assets in excess of $3,600,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

●	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $3,600,000.

Offering Period and Expiration Date

This Offering will commence on the date that the Offering is qualified by the SEC and will terminate on the Termination Date.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the Offering Statement) and the funds required under the subscription agreement have been transferred to the specified Company account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

16

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). If our Common Stock will not trade on a national securities exchange, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase the Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he, she, or it is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

DILUTION

“Dilution” represents the difference between the Offering price of the shares of common stock hereby being offered and the net book value per share of common stock immediately after completion of this Offering. “Net book value” is the amount that results from subtracting total liabilities from total assets. In this Offering, the level of dilution is increased as a result of the relatively low net book value of our issued and outstanding common stock. Assuming all of the shares of common stock offered by the Company herein are sold, the purchasers in this Offering will lose a 35% portion of the value of their shares purchased.

The following table illustrates the dilution to the purchasers of the common stock offered in this Offering.

	Assuming the sale of offered shares:
	33,333,333 shares	66,666,666 shares

Offering Price Per Share	$0.75	$0.75

Book Value Per Share Before the Offering	$(0.02)	$(0.02)

Book Value Per Share After the Offering	$0.96	$1.30

Net Increase to Original Shareholders	$0.98	$1.32

Decrease in Investment to New Shareholders	$1.04	$0.70

Dilution to New Shareholders (%)	52%	35%

DIVIDEND POLICY

We have never paid cash or any other form of dividend on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Moreover, any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund the pursuit of future growth. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements and on such other factors as our board of directors, in its discretion, may consider relevant.

17

MARKET FOR OUR SECURITIES

Our Common Stock is quoted on OTCQB under the symbol “CWPE.” Even though there is a market for our Common Stock, there can be no assurances as to whether:

●	the market for our shares will increase;

●	the prices at which our common stock will trade; or

●	the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

Our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to in “Risk Factors,” our investor perception, and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Our Common Stock is traded on the over-the-counter market which is commonly referred to as the OTCQB or on the Pink Sheets. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

Because of the possible future low trading price of the securities being offered, many brokerage firms may not be willing to effect transactions in these securities. Purchasers of our securities should be aware that any market that develops in our stock will continue to be subject to the penny stock restrictions in the future.

Rule 3a51-1 of the Exchange Act establishes the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a minimum bid price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions which are not available to us. Our shares will be considered to be penny stocks. This classification severely and adversely affects any market liquidity for our common stock.

For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

●	the basis on which the broker or dealer made the suitability determination, and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this annual report involve risks and uncertainties, including statements as to:

●	our future operating results;

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to financial statements, which are included in this offering circular.

This management’s discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this offering circular. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019

We increased our first 6-months sales to $3,462,230 in 2020 vs $2,860,453 in 2019. This was achieved by nearly doubling our volume of refined product sales. Due to COVID-19, the price of our refined products decreased by almost 30%. On an equivalent price basis to 2019, our 6-month 2020 sales would have been $4,500,899.

Our long-term goal is be listed on the NASDAQ so we can provide greater market exposure for its shareholders.

We have engaged a global investment bank to raise capital to expand our nationwide growth.

Due to the high working capital requirements for the acquisition of inventory over the last few years, our growth has been limited. With the potential of additional capital from this Offering and recent marketing efforts, our management believes that we will be on track to expand our sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing our own trucking operation and the various pipelines on which we are approved to ship refined products.

19

Our revenue for the six months ended June 30, 2020 was approximately $3.5 million, a 18% increase from the six months ended June 30, 2019 revenue of $2.9 million. We recognized $107,017 in bonuses or rebates in the six months ended June 30, 2020 as opposed to $24,387 in the six months ended June 30, 2019.

Cost of revenue amounted to $2.8 million for the six months ended June 30, 2020, a 19% increase from the prior six months ended June 30, 2019 total of $2.4 million resulting in part by the increase in sales.

Our gross margin on total costs of revenue amounted to approximately $664 thousand in the six months ended June 30, 2020, a 33% increase from the prior six months ended June 30, 2019 total of approximately $500 thousand.

For the six months ended June 30, 2020, we produced net income of $122,073, a 38% increase from the six months ended June 30, 2019 net income of $88,575, resulting primarily from the significant increase in our operations offset by a reduction in our margins of two percent (2%).

Liquidity

We have no committed sources of funds and will be dependent on funds provided or obtained by the existing shareholders until other sources of funds are obtained. The existing shareholder’s ability to provide funds is limited. All funding to date has been provided by the shareholders, operations and equipment financing.

On June 30, 2020, our cash balance amounted to approximately $553 thousand compared to approximately $248 thousand at the end of 2019. Our net working capital has increased by approximately $343,531.

Cash Flow

Cash generated from operations for the six months ended June 30, 2020 amounted to $243 thousand, a 126% increase from the six months ended June 30, 2019. This increase resulted primarily from an increase in net income offset by increased other current assets.

During the six months ended June 30, 2020, our cash used in investing activities was $2 thousand, a decrease from the six months ended June 30, 2019, due to the acquisition of assets in 2019.

Cash used in financing activities for the six months ended June 30, 2020 was about $64 thousand due to debt payments on installment notes on transportation equipment offset by proceeds from an SBA loan. Cash used in financing activities for the six months ended June 30, 2019 was about $23 thousand due to debt payments on installment notes on transportation equipment.

Results of Operations for the Year Ended December 31, 2019 and December 31, 2018

Our revenue for the year ended December 31, 2019 was approximately $6.5 million, a 196% increase from the prior year revenue of $2.2 million. We recognized $24,387 in bonuses or rebates in 2019 as opposed to $129,051 in 2018.

Cost of revenue amounted to approximately $5.5 million for the year ended December 31, 2019, a 225% increase from the prior year total of $1.7 million.

Our gross margin on total costs of revenue amounted to approximately $1.1 million in 2019, a 104% increase from the prior year total of approximately $518,642 thousand.

For the year ended December 31, 2019, we experienced a net loss of approximately $47,000 a $201,000 decrease from 2018 loss of approximately $248,000, resulting primarily from the significant increase in our gross margin.

20

Liquidity

We have no committed sources of funds and will be dependent on funds provided or obtained by Christopher Williams until other sources of funds are obtained. Mr. Williams’ ability to provide funds is very limited.

On December 31, 2019, our cash balance amounted to approximately $248,000 compared to approximately $180,000 at the end of 2018. Our net working capital has increased marginally.

Cash Flow

Our cash generated from operations amounted to approximately $215,000 in 2019, a 11% decrease from approximately $241,000 in 2018.

During 2019, our cash used in investing activities amounted to approximately $27,000, a 706% increase over approximately $3,000 in 2018, primarily from the acquisition of assets with no offsets for dispositions.

Cash used in financing activities in 2019 amounted to approximately $120,000, generated primarily from $120,000 in principal payments on debt; compared to approximately $86,000 in 2018, generated primarily from $90,000 in principle debt payments.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Critical Accounting Policies

The following are deemed to be the most significant accounting estimates affecting us and our results of operations:

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

21

Seasonality

We do not expect a lot of seasonality affecting our business. However, December is likely to have somewhat lower sales than other months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

BUSINESS

CW Petroleum Corp, a Wyoming corporation, was originally founded as a Texas corporation by Christopher Williams and began operations in 2011. It reincorporated in Wyoming as a C corporation in April 2018. We supply and distribute Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users. We intend to sell directly to consumers using fuel stations at convenience stores when we have the resources to do so.

The various aspects of our business and plans are:

Trading/Delivering of Fuels – involves sending a truck to a fuel rack/terminal where it picks up the fuel and delivers it to customers. The customers include retailers, convenience stores that also sell gasoline and diesel fuel and fuel distributors that deliver to their own customers.

We deliver regular gasoline, diesel fuel and biodiesel fuel. We also can deliver nonethanol fuel that uses isobutanol in place of ethanol in Reformulated Gasoline Markets (see paragraph below). If the fuel to be delivered is a biofuel or needs other blending, our truck goes to a blending station to obtain the fuel needed for the blend. The blending is done in the truck and then delivered.

Much of the fuel currently delivered by us needs to be blended. Reformulated gasoline (RFG) is gasoline blended to burn more cleanly than conventional gasoline and to reduce smog-forming and toxic pollutants in the air we breathe. The RFG program was mandated by Congress in the 1990 Clean Air Act amendments. RFG is required in cities with high smog levels and is optional elsewhere. RFG is currently used in 17 states and the District of Columbia. About 30 percent of gasoline sold in the U.S. is reformulated. The Houston-Galveston-Brazoria nonattainment area is required by the Clean Air Act Amendments of 1990 to use RFG. This eight-county area includes Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, and Waller Counties. These are the principal areas where we have operated since inception.

We have an inventory position at Magellan Terminals and are seeking fuel inventory positions at other terminals and pipelines. The various Terminals require a user to maintain agreed upon amounts of inventory with the terminal. However, our limited resources have limited our ability to make use of these large terminals and pipelines, since large purchases are standard for most terminals.

Our payments to our vendors range from prepayment to net ten-day payments. We bill our customers on a comparable basis.

Currently we own two trucks and four trailers. Our CEO, Christopher Williams negotiates all contracts with customers.

22

Our plan for the future consists of increasing the number of trucks owned and having the resources to make large shipments through pipelines. In addition, we plan to:

Open a Specialty Bending Facility – which would be opened near a major fuel rack facility. This would allow us to blend biodiesel with diesel fuel needed by our retail customers. It would also permit distributors that pickup diesel fuel from the fuel rack terminal to do the same thing which will provide another source of revenue. Construction of this facility, which will look like the photo below, will probably cost an estimated $500,000 for land, equipment and site work.

Convenience Stores – We plan to open convenience stores that will have fuel islands in their parking lots. The locations of these stores will be in areas inside of the RFG requirement zones and areas near the Gulf of Mexico or lakes used by boat owners. Boat owners often prefer to use non-ethanol fuel because it is more stable and means less engine maintenance costs if the boat is idle for periods of time. These fuels are a bit more profitable for the retailer as well.

We would provide all the fuels sold at these convenience stores and initially engage contract management to manage the retail side of the convenience stores.

No assurances can be given as to the likely success that we will have in implementing our plans or, if successful, the timing that it will require.

Regulations and Licenses

We own state and EPA licenses to sell, ship and blend products in many states as follows:

Licensed to Sell Motor Fuel in:

Louisiana: Supplier of Gasoline and Diesel Fuel

Oklahoma: Exporter, Wholesaler, Fuel Vendor

California: Supplier Gasoline and Diesel Fuel

New Jersey: Supplier of Motor Fuels

23

Pennsylvania – Class 1 Refiner/Wholesaler (All Fuels)

Maryland – Class B Gasoline Dealer

Colorado – Diesel Fuel, Exporter

Arizona – Supplier of Gasoline and Diesel Fuel

Federal Licenses: IRS 637 (Excise Tax) “S” Position Holder, “M” Blender & “AL” Alternative Fueler

Shipper Refined Products: Magellan South and Mountain Pipeline Systems

Kinder Morgan SFPP Pipeline

Colonial Pipeline

EPA Registered Activities #6026: Renewable Fuels Exporter/Oxygenate Blender/Refiner

EPA Licensed Isobutanol Additive Gasoline Blender

Position Holder: (Gasoline & Diesel Fuel)

Magellan Midstream Terminal – East Houston

7901 Wallisville Rd

Houston, TX 77029

Terminal Control# T-76-TX-2831

Competition

There are numerous companies that compete with us. Many of these companies have significantly greater financial resources and name recognition than we do. We compete by offering customers and potential customers direct contact with senior management. In that way, we can deal with customer issues, needs and concerns quickly. We cannot offer any assurances as to the likelihood of succeeding in our efforts.

Employees

We currently have two full-time employees, including Christopher Williams, and one contract worker. They devote 100% of their time to us. Graham Williams works part-time. We currently use contractors to perform all other needed work. Mr. Williams does not have an employment agreement. If and when revenue increases, we will consider hiring additional full-time employees and enter into employment agreements with Mr. Williams and our other employees.

Facilities

Our address is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494. The office space used by us is provided by Christopher Williams at no cost to us. Our main office telephone number is (281) 817-8099.

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury caused by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

24

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our management consists of:

Name	Age	Title
Christopher Williams	44	President and Director

Graham Williams	76	Director

Greg Roda	60	Director

Christopher Williams – founded the Company as a legal entity and has devoted full-time to it since 2013. With a decade of experience in the energy industry, Mr. Williams brings a vast wealth of knowledge in the physical and financial trading of refined products and renewable fuels. His extensive background with price reporting, acquired during his tenure at Platts/McGraw-Hill, has led him to be pioneer in blending profitability through CWP’s fuel trading and distribution services. Mr. Williams holds a B.S. from the University of Houston.

Graham Williams – has worked with the Company since 2013. Since 2012 he has been president of Tier 3 Capital, a private company that provides equipment loans, working capital loans and accounts receivable financing. Mr. Williams holds a B.S. from Bishop’s University Sherbrook, Quebec, Canada.

Greg Roda – became a director of the Company in 2018. Mr. Roda provides consulting and advisory services to us. Since 2013, he has been chief commercial officer of Gevo Inc., a technology company that produces isobutanol from a genetically modified yeast in retro-fitted ethanol plants and is headquartered in Englewood, CO. Mr. Roda holds a B.S. from the University of Michigan and an M.B.A. from the University of Chicago.

Christopher Williams and Graham Williams are related to each other as father and son.

Possible Potential Conflicts

The OTCQB on which we may have our shares of common stock quoted does not currently have any director independence requirements.

No member of management is contracted by us to work on a full-time basis. Accordingly, certain conflicts of interest may arise between us and our officer(s) and director(s) in that they may have other business interests in the future to which they devote their attention, and they may be expected to continue to do so although management time must also be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with each officer’s understanding of his/her fiduciary duties to us.

Code of Business Conduct and Ethics

We adopted a Code of Ethics and Business Conduct which is applicable to our future employees and which also includes a Code of Ethics for our chief executive and principal financial officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct;

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

●	compliance with applicable laws, rules and regulations;

●	the prompt reporting violation of the code; and

●	accountability for adherence to the code.

Board of Directors

We currently have three directors, two of whom are not considered independent. Christopher Williams and Graham Williams are related to each other as father and son.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to existing employment agreements (of which there are currently none) and serve at the discretion of the board. Currently, a person serving as a director receives no compensation for serving in the role as a director.

25

If at any point we have an even number of directors, tie votes on issues are resolved in favor of the chairman’s vote.

Involvement in Certain Legal Proceedings

During the past ten years, no present director, executive officer or person nominated to become a director or an executive officer of the Company:

1.	had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

3.	was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

	i.	acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

	ii.	engaging in any type of business practice; or

	iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

4.	was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended or vacated.

Committees of the Board of Directors

We currently have no independent directors. Concurrent with having sufficient independent members and resources, if ever, our board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage any stock option plan we may establish and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the size of memberships of these committees or when we will have sufficient members to establish committees. See “Executive Compensation” hereinafter.

All directors will be reimbursed by us for any expenses incurred in attending board meetings provided that we have the resources to pay these fees.

26

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Table of Executive Compensation

The following table shows, for the period ended December 31, 2019 compensation awarded to or paid to, or earned by, our two officers.

Name and principal position	Year	Salary ($)	Total ($)
Christopher Williams	2019	26,250	26,250

Graham Williams	2019	0	0

We currently have no written employment agreements with our officers.

Graham Williams assists Christopher Williams in numerous aspects of the business. His current hours vary but average about 20 hours per week. It is planned that he will devote full-time to us when the Offering is complete.

Grants of Plan-Based Awards

None of our executive officers received any grants of stock, option awards or other plan-based awards during the year ended December 31, 2019.

Options Exercised and Stock Vested

None of our executive officers has ever been granted or exercised any stock options or unvested stock.

PRINCIPAL SHAREHOLDERS

As of February 8, 2021, we had 13,304,065 shares of common stock outstanding which are held by 60 shareholders. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of February 8, 2021; of all directors and executive officers of the Company and of our directors and officers as a group (of which there are currently only three persons).

Title of Class	Name, Title and Address of Beneficial Owner of Shares(a)	Amount of Beneficial Ownership(b)	Percent(c)

Series A Preferred Stock	Christopher Williams	1,000,000	100

Preferred	All Directors and Officers as a group (1 person)	1,000,000	100

Common	Christopher Williams	10,000,000	75.16
	Graham Williams	1,000,000	7.52
	Greg Roda	300,000	2.25

Common	All Directors and Officers as a group three persons)	11,300,000	84.94

a)	The address for purposes of this table is our mailing address which is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494.

27

b)	Unless otherwise indicated, we believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by if options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

c)	Christopher Williams and Graham Williams are related to each other as father and son.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Christopher Williams and Graham Williams are related to each other as father and son.

We issued 1,000,000 shares of Series A Preferred Stock to Christopher Williams at the time of incorporation in Wyoming in exchange for the organization efforts and business plan. The Series A Preferred Stock gives the holder 100 votes per share held on all shareholder votes, each share converts 100 shares of common stock at the option of the holder, and receives dividends, if declared by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

Introduction

We were incorporated under the laws of the State of Wyoming on April 15, 2018. We are authorized to issue 99,000,000 shares of common stock and 1,000,000 shares of preferred stock. All shares have a par value of $0.0001.

Preferred Stock

Our articles of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors.

We issued 1,000,000 shares of Series A Preferred Stock to Christopher Williams. The Series A Preferred Stock gives the holder 100 votes per share held on all shareholder votes, each share converts 100 shares of common stock at the option of the holder, and receives dividends, if declared by the Board of Directors.

Common Stock

Our articles of incorporation authorizes the issuance of 99,000,000 shares of common stock with a par value of $0.0001 per share. There are 13,304,065 shares of our common stock issued and outstanding at February 8, 2021, that are held by 60 shareholders. Holders of our common stock:

●	have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

●	are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

●	do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

●	are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

The rights of shareholders of Wyoming corporations are described below. In addition, the Board of Directors, without a shareholder vote, has the right to amend our Bylaws to make it harder or easier to effect a change in our control. A majority of shareholder votes are required for persons to become directors. In addition, shareholders may submit proposals to be voted on at annual meetings, but such items may be rejected by the Board of Directors.

28

Authorized but Unissued Capital Stock

Wyoming law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of un-issued and unreserved common stock (and/or preferred stock) may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our board by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Shareholder Matters

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us if our shares are considered to be penny stocks which they currently are and probably will be for the foreseeable future. Although the federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any claim that the material provided by us, including this offering circular, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

The Board of Directors may change provisions in the Bylaws at any time.

Wyoming Anti-Takeover Laws

As a Wyoming corporation, we are subject to certain anti-takeover provisions that apply to public corporations under Wyoming law. The Wyoming Management Stability Act (“WMSA”) applies to “control shares” of an “issuing public corporation.” The WMSA defines “control shares” as the shares of an issuing public corporation that would entitle a person to exercise voting power within any of the following ranges of voting power:

●	1/5 or more but less than 1/3 of all voting power.

●	1/3 or more but less than a majority of all voting power.

●	A majority or more of all voting power.

(WY Stat § 17-18-301)

The WMSA defines an issuing public corporation as a corporation, other than a depository institution, that is organized under the laws of the State of Wyoming and that has all of the following:

●	At least ten percent (10%) of the corporation’s full-time permanent employees are employed within the state;

●	At least ten million dollars ($10,000,000.00) in fair market value of the corporation’s assets are deposited within Wyoming financial institutions;

●	The principal operating headquarters and the primary offices of the chief executive officer are within Wyoming; or

●	The corporation has a combination of assets deposited within Wyoming financial institutions, assets assessed for ad valorem taxation within Wyoming, and assets within Wyoming not subject to ad valorem taxation which are sufficient to cause the corporation to pay the tax required by W.S. 17-16-1630(a). The payment of the tax required by W.S. 17-16-1630(a) shall be deemed conclusive evidence of substantial business operations within Wyoming.

29

(WY Stat § 17-18-102)

Any person who proposes to make or has made a control share acquisition (as defined in the WMSA) may deliver an acquiring person statement to the public corporation. The statement must contain:

●	The identity of the acquiring person and each other member of any group of which the person belongs to.

●	A statement that the acquisition statement is given under the WMSA.

●	The number of shares of the public corporation owned by the acquiring person and each other member of the group.

●	The range of voting power under which the control share acquisition falls, if completed.

If the control share acquisition has not taken place:

●	a description in reasonable detail of the proposed control share acquisition; and

●	a statement by the acquiring person stating that the acquisition is not contrary to law and that the acquiring person has the financial capacity to make the proposed control share acquisition.

(WY Stat § 17-18-303)

After the acquiring person statement has been delivered to the corporation, the corporation must call a meeting of the shareholders to vote on the proposed acquisition. The proposed acquisition must be approved by each voting group entitled to vote, voting separately, by a majority of the votes entitled to be cast by that group (excluding all interested shares). (WY Stat § 17-18-304)

A corporation’s articles of incorporation or by-laws may provide that this chapter does not apply to control share acquisitions of shares of the corporation. However, the provision must have been adopted before a control share acquisition to exempt it. (WY Stat § 17-18-309)

Transfer Agent

The Transfer Agent for our common stock is Transfer Online, Inc. Its address is 512 SE Salmon Street Portland, OR 97214. Its telephone number is 503-227-2950.

State Securities – Blue Sky Laws

Reg A, Tier II offers “covered securities” under the National Securities Markets Improvement Act of 1996 (“NSMIA”) and, therefore, are exempt from state registration and qualification requirements. States can (and generally will) still require that information provided to the SEC also be filed with the state, and that the issuer pay filing fees for the privilege. Satisfying state filing requirements is far less burdensome than full Blue Sky compliance.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF DIRECTORS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

30

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Brian Higley, Esq. at Business Legal Advisors, LLC at 14888 Auburn Sky Drive, Draper, Utah 84020.

EXPERTS

The financial statements of CW as of December 31, 2019 and 2018 and for the years then ended included in this Offering Circular have been audited by M&K CPAS, PLLC independent registered public accountants and have been so included in reliance upon the report of M&K CPAS, PLLC given on the authority of such firm as experts in accounting and auditing.

UNAUDITED INTERIM STATEMENTS

The information for the interim periods ended June 30, 2020 and 2019 is unaudited; however, it includes all adjustments considered necessary by management for a fair presentation of our financial condition and results of operations.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement.

Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

31

32

CW PETROLEUM CORP

Consolidated Balance Sheets

(Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash	$552,844	$248,475
Accounts receivable
Trade, net	180,899	177,030
Inventory	127,607	127,607
Fuel bond	2,000	2,000
Other current assets	70,000	-
Total current assets	933,350	555,112
Property and equipment, net	448,988	526,575
Other assets	5,763	3,234
Total assets	$1,388,101	$1,084,921

LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$293,130	$175,664
Short term notes payable – related party	295,000	300,000
Current maturities of long-term debt	64,093	141,852
Total current liabilities	652,223	617,516
Long-term debt, net	544,568	394,668
Total liabilities	$1,196,791	$1,012,184
Shareholders’ equity (deficit)
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 12,973,500 issued and outstanding as of June 30, 2020 and December 31, 2019	1,297	1,297
Stock payable	300	300
Additional Paid-in capital	404,690	404,690
Accumulated deficit	(211,577)	(333,650)
Treasury stock, at cost (1,400 shares at $2.50)	(3,500)	-
Total shareholders’ equity (deficit)	191,310	72,737
Total liabilities and shareholders’ equity (deficit)	$1,388,101	$1,084,921

The accompanying notes are an integral part of these financial statements

F-1

CW PETROLEUM CORP

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended
	June 30, 2020	June 30, 2019
Operations
Revenue
Fuel sales	$3,355,213	$2,836,066
Bonuses and rebates	107,017	24,387
Total revenue	3,462,230	2,860,453
Cost of revenue
Cost of fuel sold	2,640,130	2,269,585
Freight	100,450	23,200
Transport costs	58,020	67,765
Total cost of revenue	2,798,600	2,360,550
Margin on operations	663,630	499,903
Gain on sale of asset	1,121	-
Operating expenses	509,810	389,337
Earnings (loss) from operations	154,941	110,565
Other expense, net	30,373	21,989
Loss before income taxes	124,568	88,576
Income tax recovery
Current	2,495	-
Net income (loss)	$122,073	$88,575
Earnings Per Share
Weighted average shares outstanding	12,595,349	11,698,500
Basic and fully diluted loss per share	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

Six Months Ended June 30, 2020

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$-	$404,690	$300	$(333,650)	$72,737
Repurchase of common stock	-	-	-	-	(3,500)	-	-	-	(3,500)
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	-	122,073	122,073

Balance June 30, 2020	12,973,500	$1,297	1,000,000	$100	$(3,500)	$404,690	$300	$(211,577)	$191,310

Six Months Ended June 30, 2019

	Common Stock		Preferred Stock		Treasury	Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Stock	Capital	Payable	Deficit	Total
Balance December 31, 2019	11,698,500	$1,170	1,000,000	$100	$-	$198,567	$-	$(286,495)	$(86,658)
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	-	88,575	88,575

Balance June 30, 2020	11,698,500	$1,170	1,000,000	$100	$-	$198,567	$-	$(197,920)	$1,917

The accompanying notes are an integral part of these financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

(Unaudited)

	For the Six Months Ended
	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss)	$122,073	$88,575
Depreciation	80,552	68,585
Gain on sale of asset	(1,121)	-
Changes in
Accounts receivable	(3,869)	(65,510)
Other current assets	(70,000)	-
Accounts payable and accrued expenses	117,466	15,522
Other assets	(2,529)	-
Net cash provided by operations	242,572	107,172
Cash flows from investing activities
Acquisition of property and equipment	(4,995)	(10,000)
Cash received from sale of fixed assets	3,151	-
Net cash used in investing activities	(1,844)	(10,000)
Cash flows from financing activities
Purchase of treasury stock	(3,500)	-
Debt proceeds	150,000	-
Debt payments	(82,859)	(52,658)
Cash flows used in financing activities	63,641	(52,658)
Net increase in cash and cash equivalents	304,369	44,513
Cash and cash equivalents
Beginning of year	248,475	180,260
End of year	$552,844	224,774
Supplemental disclosures
Cash paid for interest	$(11,703)	(11,703)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$-	(107,958)

The accompanying notes are an integral part of these financial statements

F-4

CW PETROLEUM CORP

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2020

(Unaudited)

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information, the instructions to Form 1-SA and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited, consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2020, and the cash flows and results of operations for the six-month periods ended June 30, 2020 and 2019. Such adjustments consisted only of normal recurring items. The results of operations for the six-month periods ended June 30, 2020 and 2019 are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accounting policies followed by the Company are set forth in Note 1 to the Company’s consolidated financial statements contained in the Company’s Offering Statement (Regulation A) on Form 1-K filed on April 21, 2020, and it is suggested that these interim consolidated financial statements be read in conjunction therewith.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of June 30, 2020, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. The Company adopted the standard on January 1, 2020. The Company does not have any collaborative arrangements as of June 30, 2020, as such the adoption of the standard has no material impact on the Company’s financial statement disclosures.

F-5

Accounting Pronouncements Recently Issued and Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. The Company will adopt the new standard effective January 1, 2021 and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Note 2 - Accounts Receivable

CW has accounts receivable of $180,899 and $177,030, net of an allowance for bad debt of $23,118 and $23,118, as of June 30, 2020 and December 31, 2019, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	June 30, 2020	December 31, 2019
Balance as of beginning of period	$23,118	$21,349
Charges to provision for bad debt	-	1,769
Balance as of end of period	$23,118	$23,118

Note 3 – Inventories

Inventories as of June 30, 2020 and December 31, 2019, consists of the following:

Description	June 30, 2020	December 31, 2019
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2020 and December 31, 2019, consist of the following:

Description	June 30, 2020	December 31, 2019
Furniture, fixtures and equipment	$17,932	$25,220
Transportation equipment	942,087	993,928
Total property cost	$960,019	$1,019,148
Accumulated depreciation	511,031	492,573
Property and equipment, net	$448,988	$526,575

For the six months ended June 30, 2020 and 2019, CW recorded depreciation expense of $80,552 and $68,585, respectively. We acquired equipment of $4,995 and $10,000 during the six months ended June 30, 2020 and 2019, respectively.

Note 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 7.98% and 6.98% as of June 30, 2020 and December 31, 2019, respectively. The terms of these notes range from 36 to 72 months and average 59. Total monthly payments under these notes amounted to $8,191 and $12,956 as of June 30, 2020 and December 31, 2019, respectively.

F-6

During the six months ended June 30, 2020, CW acquired notes of $0 for property and equipment and made repayments of $82,859 and acquired notes of $0 for property and equipment and made repayments of $52,658 during the six months ended June 30, 2019.

Economic Injury Disaster Loan

On May 31, 2020, The Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $150,000, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid.

As of June 30, 2020, the aggregate annual maturities of debt are as follows:

Six Months Ended June 30, 2020	Amount
2020	$64,093
2021	112,342
2022	110,770
2023	79,643
2024	65,551
Thereafter	176,352
Total	$608,661

Note 6 – Related Party Transactions

Short term notes payable includes $295,000 and $295,000 as of June 30, 2020 and 2019, respectively of noninterest-bearing loans from related parties. Interest expense of $11,703 and $11,703 was imputed for the six months ended June 30, 2020 and 2019.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Note 7 – Concentrations

Accounts receivable as of June 30, 2020 are concentrated among two customers representing 63% and 10% of accounts receivable. As of December 31, 2019, three customers make up 76%, 14% and 10% of accounts receivable.

Revenue includes a significant concentration among customers for the six-month ended June 30, 2020, in which two customers represent 73% and 16% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2019, in which two customers represent 73% and 16% of revenue.

Note 8 – Subsequent Events

Subsequent events have been evaluated through August 10, 2020, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of CW Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CW Petroleum Corp. (the Company) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continues as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC
We have served as the Company’s auditor since 2018.
Houston, TX
April 21, 2020

F-8

CW PETROLEUM CORP

Consolidated Balance Sheets

December 31, 2019 and 2018

	2019	2018
ASSETS
Current assets
Cash	$248,475	$180,260
Accounts receivable
Trade, net	177,030	128,155
Inventory	127,607	127,607
Fuel bond	2,000	2,000
Total current assets	555,112	438,022
Property and equipment, net	526,575	308,846
Other assets	3,234	3,234
Total assets	$1,084,921	$750,102
LIABILITES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$175,664	$233,356
Short term notes payable – related party	300,000	295,000
Current maturities of long-term debt	141,852	96,725
Total current liabilities	617,516	625,081
Long-term debt, net	394,668	211,679
Total liabilities	$1,012,184	$836,760
Shareholders’ deficit
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 12,973,500 and 11,698,500 issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	1,297	1,170
Stock Payable	300	-
Additional Paid-in capital	404,690	198,567
Accumulated deficit	(333,650)	(286,495)
Total shareholders’ equity (deficit)	72,737	(86,658)
Total liabilities and shareholders’ equity (deficit)	$1,084,921	$750,102

The accompanying notes are an integral part of these financial statements

F-9

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

	2019	2018
Operations
Revenue
Fuel sales	$6,501,068	$2,073,268
Bonuses and rebates	24,387	129,051
Total revenue	6,525,455	2,202,319
Cost of revenue
Cost of fuel sold	5,253,860	1,648,032
Freight	81,550	-
Transport costs	132,355	35,645
Total cost of revenue	5,467,765	1,683,677
Margin on operations	1,057,690	518,642
Gain on settlement	-	32,318
Operating expenses	(1,047,626)	(747,608)
Earnings (loss) from operations	10,064	(196,648)
Interest expense	55,326	50,238
Loss before income taxes	(45,262)	(246,886)

Income tax provision (recovery)
Current	(1,893)	(1,624)
Deferred	-	-
Total income tax provision (recovery)	(1,893)	(1,624)
Net income (loss)	$(47,155)	$(248,510)

Earnings Per Share
Weighted average shares outstanding	11,959,596	11,528,745
Basic and fully diluted loss per share	$(0.00)	$(0.02)

The accompanying notes are an integral part of these financial statements

F-10

CW PETROLEUM CORP

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2019 and 2018

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2017	11,475,000	$1,148	1,000,000	$100	$(218)	-	$(37,985)	$(36,955
Contributed capital	-	-	-	-	140,087	-	-	140,087
Interest imputed on related party borrowings	-	-	-	-	23,600	-	-	23,600
Issuance of common stock for cash	8,500	1	-	-	12,599	-	-	12,600
Shares issued for services	15,000	1	-	-	22,499	-	-	22,500
Founders shares issued for stock payable	200,000	20	-	-	-	-	-	20
Net income (loss) for the year ended December 31, 2018	-	-	-	-	-	-	(248,510)	(248,510)

Balance December 31, 2018	11,698,500	1,170	1,000,000	$100	198,567	-	(286,495)	(86,658)
Shares issued for services	1,275,000	127	-	-	206,123	-	-	206,250
Shares issued for cash	-	-	-	-	-	300	-	300
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	(47,155)	(47,155)

Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$404,690	$300	$(333,650)	$72,737

The accompanying notes are an integral part of these financial statements

F-11

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(47,155)	$(248,510)
Depreciation	161,898	121,305
Services paid for with common stock	206,250	22,500
Founders shares issued for stock payable	-	20
Imputed Interest	-	23,600
Changes in
Accounts receivable	(48,875)	1,834
Inventory	-	133,213
Prepaid expenses	-	20,147
Accounts payable and accrued expenses	(57,692)	198,138
Other Assets	-	307
Customer deposits	-	(31,461)
NET CASH PROVIDED BY (USED IN) OPERATIONS	214,426	241,093
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(26,574)	(3,297)
NET CASH (USED IN) INVESTING ACTIVITIES	(26,574)	(3,297)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	300	12,600
Principle payments on related party debt	-	(8,453)
Debt payments	(119,937)	(90,483)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(119,637)	(86,336)
Change in cash and cash equivalents	68,215	151,460
Beginning of year	180,260	28,800
End of year	$248,475	180,260
Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$55,326	50,238
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$348,053	77,215
Property and equipment acquired with related party debt	$5,000	-
Forgiveness of accrued compensation – related party	$-	140,087

The accompanying notes are an integral part of these financial statements

F-12

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2019 or 2018.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivable are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

F-13

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

F-14

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of December 31, 2019, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

Accounting Pronouncements Recently Issued and Not Yet Adopted

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. Management is currently assessing the impact ASU 2018-18 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820) (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. ASU 2018-13 is effective for public companies for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the impact ASU 2018-13 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings, financial position or cash flows.

NOTE 2 – Going Concern

As reflected in the accompanying financial statements, the Company had a net loss of $47,155, net cash provided by operations of $214,426 for the period ended December 31, 2019 and has an accumulated deficit of $333,650, as of December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on Management’s plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

F-15

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts Receivable

CW has accounts receivable of $200,148 and $149,504 net of an allowance for bad debt of $23,118 and $21,349, as of December 31, 2019 and 2018, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	December 31, 2019	December 31, 2018
Balance as of beginning of period	$21,349	$31,746
Charges to provision for bad debt	1,769	(10,397)
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$23,118	$21,349

Note 4 – Inventories

Inventories as of December 31, 2019 and 2018, consists of the following:

Description	December 31, 2019	December 31, 2018
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2019 and 2018, consist of the following:

Description	December 31, 2019	December 31, 2018
Furniture, fixtures and equipment	$25,222	$25,222
Transportation equipment	993,926	614,299
Total property cost	$1,019,148	$639,521
Accumulated depreciation	492,573	330,675
Property and equipment, net	$526,575	$308,846

For the year ended December 31, 2019 and 2018, CW recorded depreciation expense of $161,898 and $121,305, respectively. We acquired equipment of $379,627 and $80,512 during the year ended December 31, 2019 and 2018 respectively.

NOTE 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 8.14% and 6.98% as of December 31, 2019 and 2018, respectively. The terms of these notes range from 36 to 72 months and average 59. In 2019, CW acquired notes of $353,053 for property and equipment and made repayments of $119,937 and acquired notes of $77,215 for property and equipment and made repayments of $90,483 in 2018.

F-16

As of December 31, 2019, the aggregate annual maturities of debt are as follows:

Year Ending December 31, 2019	Amount
2020	$141,852
2021	115,591
2022	107,702
2023	76,448
2024	62,234
Thereafter	32,693
Total	$536,520

Note 7 – Income Taxes

The income tax provision for the years ended December 31, 2019 and 2018 reflect current tax payments for state franchise taxes which are considered an income tax. There are no provisions or recoveries for current or deferred federal income taxes.

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

Description	2019	2018
Tax provision at federal statutory tax rate	$16,531	$(52,187)
Permanent differences	6,763	5,998
Change in valuation allowance	(23,294)	46,189
Federal income tax provision	$-	$-

The statutory rates noted above were 21% in 2019 and 2018.

The temporary differences which comprise our net deferred tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

Description	2019	2018
Gross Deferred Tax Assets
Cash method of accounting	$7,174	$24,305
Allowance for bad debts	4,855	4,483
Net operating loss carryforward	56,380	50,611
Charitable contribution carryforwards	2,061	1,175
Less: Valuation allowance	-	(55,443)
Gross deferred tax assets, net of valuation allowance	70,470	25,131
Deferred Tax Liabilities
Cash method of accounting	17,875	201
Property and equipment	(88,345)	(25,332)
Total gross deferred tax liabilities	(70,470)	(25,132)
Net deferred tax asset (liability)	$-	$-

As of December 31, 2019, CW has net operating losses (“NOLs”) of approximately $203,548. This NOL expires according to the following table:

Year Ending December 31,	Amount
2037	59,482
2038	144,066
Total	$203,548

CW assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2019, a valuation allowance of $0 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized, which is zero. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

F-17

Open tax years that could potentially be examined and changed by the IRS are 2013-2017, 2018 has not yet been filed.

Note 8 – Related Party Transactions

In 2018, the Company issued 200,000 shares to certain founders and were valued at par value of $20. 15,000 were shares were issued as share-based compensation resulting in share-based compensation expense of $22,500.

Short term notes payable includes $300,000 and $295,000 as of December 31, 2019 and 2018, respectively of noninterest-bearing loans from related parties. The $5,000 increases is related to property acquired with related party debt. Interest expense of $23,600 was accrued for the year ended December 31, 2019 and $23,600 was imputed for the year ended December 31, 2018.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Accrued compensation in the amount of $140,087 was forgiven by the shareholders and officers for the year ended December 31, 2018.

Note 9 – Stockholders’ Equity (Deficit)

During the year ended December 31, 2019, the Company issued an aggregate of 1,275,000 shares of common stock for services. These shares were valued at observable market prices for the services rendered. The Company recorded $206,250 in consulting fees for these services. The Company also received $300 for stock payable to a shareholder during the year ended December 31, 2019.

Note 10- Supplemental Cash Flow Disclosures

Supplemental cash flow disclosures for the year ended December 31, 2019 and 2018, are as follows:

Description	2019	2018
Cash payments for
Income taxes	$-	$
Interest	$55,326		$50,238
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$348,053		$77,215
Property and equipment acquired with related party debt	$5,000		$-
Forgiveness of accrued compensation – related party	$-		$140,087

Note 11 – Concentrations

Accounts receivable as of December 31, 2019 are concentrated among three customers representing 75%, 14% and 11% of accounts receivable. As of December 31, 2018, three customers make up 72%, 15% and 11% of accounts receivable.

Revenue includes a significant concentration among customers for the year ended December 31, 2019 in which two customers represent 73% and 16% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2018, in which two customers represent 42% and 21% of revenue.

Note 12 – Subsequent Events

Subsequent events have been evaluated through April 21, 2020, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-18

CW PETROLEUM CORP

$50,000,000

66,666,666 SHARES OF COMMON STOCK

$0.75 PER SHARE

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth on the cover. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

March 25, 2021